SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated February 10, 2005 announcing France Telecom’s 2004 annual results

Paris, February 10, 2005

Press release

2004 Consolidated Results Combine Accelerated Growth with Improved Operational Performance and Increased Financial Strength

Accelerated growth: consolidated revenues increased 4.1% on a comparable basis (2.2% on an actual basis) to a total of 47.2 billion euros.

•	Dynamic performance from wireless businesses with 63.3 million Group customers, up 13.9%, including 54 million Orange customers and sustained revenue growth of 10.4% at Orange on a comparable basis

•	Continued success of broadband in France and rest of Europe with 6.3 million ADSL lines in France, 5.1 million broadband customers for the Group in Europe (up 88% in one year) and 260,000 Livebox home broadband gateways distributed in Europe

•	Contained decline in fixed line revenues in France limited to 0.3% (versus a decline of 2.4% in 2003). Turning point reached in the fourth quarter 2004 for fixed-line activities in France, thanks to the take-off of broadband-enabled usage patterns and of the new offers. MaLigne tv reached a total of 75,000 clients, while the new discount-rate packages were also successful, with 617,000 customers for the unlimited call plans and 1.1 million customers for “Le Plan”.

•	Application of France Telecom’s integrated operator strategy, based on three customer-centric businesses (“Home”, “Personal” and “Enterprise”) and supported by an active policy of partnerships and R&D, translating into the successful launch of new offers.

Improved operating performance: effective impact of the TOP program translating into an increase of the margin on Operating Income Before Depreciation and Amortization, up 1.2 percentage points in one year and 6.8 percentage points in two years to 38.7%.

•	Operating income before depreciation and amortization was 18.3 billion euros, up 7.4% on a comparable basis

•	Operating income before depreciation and amortization less CAPEX up 9.2% on a comparable basis to 13.1 billion euros

•	Operating income up 12.4% on a comparable basis to 10.8 billion euros

Increased financial strength: net debt and off-balance sheet commitments reduced by 28 billion euros in 2 years

•	7.8 billion euros in organic cash flow generated, underscoring the effectiveness of the Group’s business model

•	Net debt reduced to 43.9 billion euros

•	2.8 billion euros in net income after minority interests

•	Revenue Growth on a comparable basis

•	Dividend proposed to Annual General Meeting of Shareholders: 0.48 euros per share

2002-2004: France Telecom Group improves operating margins and cash generation while accelerating growth

2004 results strengthen the Group’s medium-term outlook

2005 objectives under French GAAP confirmed:

•	Revenue growth between 3% and 5% on a comparable basis

•	Operating income before deprecation and amortization over 19 billion euros

•	CAPEX/revenues ratio at upper end of 10-12% range

•	Ratio of net financial debt/operating income before depreciation and amortization under 2

2006-2007 objectives under French GAAP:

•	Sustained revenue growth of 3% to 5% and acceleration of growth in operating income before depreciation and amortization

•	CAPEX/revenues ratio of approximately 12%

•	Ratio of net financial debt/operating income before depreciation and amortization between 1.5 and 2

in billions of euros	2004	2003	04 /03	2003	04 / 03
		actual	actual	on comparable basis	on comparable basis
				(unaudited)	(unaudited)
Revenues	47.2	46.1	2.2%	45.3	4.1%
Operating income before depreciation and amortization	18.3	17.3	5.5%	17.0	7.4%
Operating income	10.8	9.6	13.3%	9.6	12.4%
Current income from integrated companies	7.5	5.4	39.0%
Net income after minority interests	2.8	3.2	(13.2%)
Net financial debt	43.9	44.2
Operating income before depreciation and amortization less CAPEX	13.1	12.2	7.5%	12.0	9.2%
Cash-flow excluding asset disposals and purchase of minority interests in Orange and Wanadoo *	5.8	6.5	(11.5%)
Organic cash flow **	7.8	6.5	19.3%

*	Includes the payments for Equant’s Contingent Value Rights (CVRs) and excludes the payment for the Kukczyk put option

**	Cash-flow excluding asset disposals and purchase of minority interests in Orange and Wanadoo and excluding payment of Equant’s CVRs. Also excludes payment of the Kukczyk put option

Data on a comparable basis is unaudited. The key financial terminology used in the press release is defined in Appendix 7.

Commenting on these results, France Telecom Chairman and Chief Executive Officer Thierry Breton said: “In 2004 France Telecom fully achieved the objectives which we committed to reach at the end of 2002 with our Ambition FT 2005 plan, based on the combination of growth, rigorous management, debt reduction and dynamic operating performance. Our results for 2004 allow us to improve our financial structure while focusing on the innovation that drives our strategy and to launch a steady stream of successful products and services that anticipate the needs of our customers. France Telecom’s integrated operator strategy will accelerate in 2005. The active pursuit of our debt reduction policy, combined with the constant improvement of our operational foundations, allow France Telecom to confidently initiate a new phase of its development.”

2004 Highlights

Integrated operator strategy focused on customer usage and supported by innovation and strategic partnerships

France Telecom’s integrated operator strategy—structured around the Home, Personal and Enterprise communications businesses—was implemented throughout 2004 with the rollout of innovative offerings that will help shape the market. These included Business Everywhere, MaLigne tv (TV over ADSL), MaLigne visio (home videotelephony), Livebox (home broadband gateway), “Mes Contacts” (a personal directory using voice recognition), unlimited fixed-line voice telephony offers, consumer voice-over-IP and offers for integrated video telephony and TV on mobile broadband. The “Broadband for Everyone” program in France expanded to cover business districts and accelerated to reach 90% of the population at the end of 2004.

As a pivotal force in the industry, France Telecom increased its investments in research and development and expanded its partnership strategy.

To promote ongoing support for the Group’s strategy through the development of forward-looking integrated communications solutions, France Telecom’s R&D budget was increased 20% in 2004. Over the past 12 months the R&D unit filed 454 new patent applications and 323 software applications. Group-wide growth initiatives such as “Mes Contacts” and “Visio+” deliver solutions tailored to new customer expectations.

By developing a culture that encourages partnerships with other players in the telecom industry France Telecom has established a framework for successful execution of its medium-term plan. Examples include partnerships with Deutsche Telekom concerning standardization and with China Telecom for creation of an advanced R&D platform. A significant number of other strategic partnerships were concluded with leading players in the sector within the scope of programs focused on the development of integrated communications networks and services. These initiatives underscore France Telecom’s commitment to a proactive policy designed to make the Group a driving force in future technological developments. This strategy allows France Telecom to better service customers by anticipating the ways they will use communications services in the future.

France Telecom has undergone deep transformations to support an ambitious plan to bring its customers innovation, technological excellence and top quality service in a fiercely competitive environment.

Consolidated revenues up 4.1% on a comparable basis (2.2% on an actual basis) to 47.2 billion euros

Dynamic performance from the wireless and broadband segments in 2004 drove an increase in consolidated revenues. Development of new applications accelerated the success of new offerings introduced by the Group.

Sustained growth at Orange

France Telecom Group operations recorded strong growth in wireless services. Orange posted double-digit revenue growth of 10.4% on a comparable basis (9.6% on an actual basis) and a strong increase in the number of customers, led by operations outside France and the United Kingdom. In one year Orange recruited 5.4 million customers (on a comparable basis), giving it nearly 54 million customers at December 31, 2004.

In France, Orange remained the leading operator with a 47.7% market share at December 31, 2004, strengthening its position in particular in multimedia mobile communication services (portals + MMS), which recruited 5.1 million clients. Widespread rollout of broadband mobile services will generate new uses such as mobile video, MMS, video calls and WiFi Internet access. Orange now has more than 30,000 broadband customers in France (18,000 on December 31, 2004).

Success for broadband and solid resilience for Fixed Line, Distribution, Networks, Large Customers and Carriers segment

A key development in 2004 was the widespread development of broadband service in France and other countries. The European customer base reached 5.1 million on December 31, 2004 and accounted for more than 46% of all Internet connections. New offers have been widely popular. Launched in July 2004, the Livebox was distributed to 260,000 clients in Europe.

The number of ADSL customers increased at a rapid pace in France. ADSL service totaled 6.3 million lines at December 31, 2004 – including 2.9 million for Wanadoo – compared with 3.3 million at December 31, 2003 – including 1.7 million for Wanadoo. MaLigne tv, a digital TV service accessible through a telephone socket, was extended to 75,000 clients, including 35,000 in December 2004 alone. MaLigne Visio, a broadband videotelephony service delivered over the fixed line, was launched at the end of 2004.

Revenues from this segment maintained a solid resilience, with a limited 0.3% decline in 2004 on a comparable basis (compared with a decline of 2.4% in 2003). Revenues for this service reached their turning point in fourth quarter 2004.

In July and August 2004 France Telecom introduced a range of unlimited calling plans, which already recruited 617,000 customers. In addition, the discount rate package “Le Plan” has attracted 1.1 million customers.

Improved operating performance and sustained investments in growth demonstrate positive impact of TOP Program

Operating performance

In an increasingly competitive environment, France Telecom continued to focus on controlling costs while investing in key activities to combine growth and profitability.

Operating income before depreciation and amortization was 18.3 billion euros, up 7.4% on a comparable basis and 5.5% on an actual basis. Operating income before depreciation and amortization was thus 38.7% of revenues in 2004, compared with 37.5% in 2003 (on an actual basis and on a comparable basis). Excluding selling costs, this margin was 51.6%, compared with 49.6% in 2003 (on an actual basis).

CAPEX (Investments in tangible and intangible assets, excluding licenses) totalled 5.1 billion euros for 2004, an amount compared to that of 2003. The CAPEX/revenues ratio was stable at 10.9%, compared with 11% in 2003. Making optimal use of investments and leveraging the positive impact of the TOP Sourcing program, notably in new technologies, France Telecom pursued deployment of both fixed and wireless broadband networks without increasing total investment expenditure.

The TOP indicator “Operating income before depreciation and amortization less CAPEX” (investments in tangible and intangible assets, excluding licenses) increased by 9.2% on a comparable basis and 7.5% on an actual basis to 13.1 billion euros, an improvement of 1.1 billion euros for 2004 on a comparable basis. This improvement reflects increased control over operating and investment expenses, in line with TOP program objectives to substantially improve the Group’s processes.

Operating income was 10.8 billion euros, up 12.4% on a comparable basis and 13.3% on an actual basis.

France Telecom Group demonstrates its intrinsic ability to generate cash thanks to dynamic operational and commercial performance

Cash generation and debt reduction

France Telecom continued its debt reduction process in 2004. The results achieved in 2004, in line with commitments defined by the Ambition FT 2005 plan, allow France Telecom to look ahead with confidence:

•	5.8 billion euros in cash flow (excluding divestments and buyouts of minority stakes in Orange and Wanadoo). This amount includes 2 billion euros in payment of Equant’s Contingent Value Rights (CVRs) in July 2004

•	Excluding the payment of Equant’s CVRs, the Group’s organic cash flow totaled 7.8 billion euros, underscoring the Group’s intrinsic ability to generate cash and to meet the commitments laid out in the Ambition 2005 plan. This amount does not include the cost of the Kulczyck put option, considered in accounts as a loan reimbursement.

•	At December 31, 2004, net financial debt amounted to 43.9 billion euros, compared with 44.2 billion euros at December 31, 2003. Change in the level of financial debt in 2004 was affected by:

•	the impact of 3.6 billion euros in the first half of 2004 of the consolidation of Tele Invest and Tele Invest II and of vehicles created within the scope of the programs to divest receivables, due to changes in accountancy methods

•	the payment of 2 billion euros for Equant’s CVRs

•	the distribution of 0.8 billion euros to shareholders for the 2003 financial year

•	the product of divestments, the acquisition of minority interests in Orange and Wanadoo for 2.8 billion euros, interest paid on TDIRA notes (Titres à Durée Indéterminée Remboursables en Actions), and the impact of changes in exchange rates

Net income and dividend

Net income after minority interests was 2.8 billion euros at December 31, 2004, compared with 3.2 billion euros at December 31, 2003. This includes an income tax charge of 2 billion euros in 2004 versus a gain of 2.6 billion in 2003. Given the good operating results recorded, France Telecom will propose the payment of a dividend of 0.48 euros per share to the Annual General Shareholders’ Meeting.

Employee profit-sharing in France

The total amount of statutory profit-related pay (“participation”) arising from the financial year 2004, to be paid in 2005 to each Group employee in France has more than doubled compared to the previous year. This profit-related pay recognizes the contribution of all employees to the improved results of the Group in France. France Telecom will distribute a total of approximately 265 million euros in statutory profit-related pay to its employees in France, representing 2 weeks of gross salary on average. [In 2003, the total amount distributed by way of profit-related pay was 114.9 million euros.]

Further, a company-specific profit-related bonus system (“intéressement”) established by the majority of Group companies in France, allows 98% of the Group’s employees in France to benefit from a profit-sharing bonus depending on the arrangements in force in the specific company by which they are employed.

France Telecom is proposing a 2.1% increase in gross salary and incentive pay in 2005, which will translate into a 5.2% increase of the total average remuneration of France Telecom S.A. employees (gross salary including incentive payments + 2004 statutory profit-related pay + 2004 company-specific profit-related bonus).

Press contacts:

Nilou du Castel	Tel: 00 33(0)1 44 44 93 93
nilou.ducastel@francetelecom.com

Caroline Chaize
caroline.chaize@francetelecom.com

Bertrand Deronchaine
bertrand.deronchaine@francetelecom.com

For additional information the slides presented at the press conference are available on www.francetelecom.com.

Full-year 2004 consolidated revenues up 4.1% on a comparable basis

France Telecom’s 2004 consolidated revenues were 47.2 billion euros, up 4.1% on a comparable basis (2.2% on an actual basis). The change on an actual basis reflects the negative impact of exchange rates, as well as changes in the scope of consolidation, notably the sale of CTE Salvador in October 2003 and Orange Denmark in October 2004.

(in millions of euros)	Full year 2004	Full year 2003 Historical	% change 2004/2003 Historical	Full year 2003 on a comparable basis	% change 2004/2003 on a comparable basis
Total Revenues	47,157	46,121	2.2	45,278	4.1

Revenues by segment :
Orange	19,667	17,941	9.6	17,809	10.4
of which Orange France	8,601	7,983	7.7	7,930	8.5
Orange UK	6,137	5,819	5.5	5,932	3.5
Orange Rest of world	5,096	4,315	18.1	4,122	23.6
Inter sub-segment eliminations	(167)	(176)	(5.1)	(175)	(4.4)

Wanadoo	2,854	2,617	9.1	2,597	9.9
of which Access, portals and e-Merchant	1,879	1,708	10.0	1,687	11.3
Directories	984	918	7.3	917	7.3
Inter sub-segment eliminations	(9)	(9)	n.s.	(7)	n.s.

Fixed line, Distribution, Networks, Large Customers and Carriers	21,681	21,761	(0.4)	21,749	(0.3)
of which Consumer services	10,866	11,304	(3.9)	11,284	(3.7)
Business services	6,394	6,695	(4.5)	6,706	(4.7)
Carrier services	3,940	3,367	17.0	3,365	17.1
Other revenues	481	395	21.7	394	21.9

Equant	2,346	2,612	(10.2)	2,374	(1.2)

TP Group	4,106	4,164	(1.4)	4,041	1.6
of which Fixed line services	2,981	3,250	(8.3)	3,157	(5.6)
Wireless services	1,246	1,025	21.6	996	25.2
Internet and other revenues	73	76	(3.0)	68	8.1
Inter sub-segment eliminations	(195)	(187)	4.2	(180)	8.4

Other international operations	1,346	1,621	(17.0)	1,270	6.0

Inter-segment eliminations	(4,843)	(4,595)	5.4	(4,562)	6.2

Revenue growth on a comparable basis reflected strong performance from wireless businesses. Orange revenues for 2004 increased 10.4% on a comparable basis and 9.6% on an actual basis. In Poland, revenues from TP Group wireless services increased 25.2% on a comparable basis and 21.6% on an actual basis.

Wanadoo recorded sustained growth in revenues from Internet services, which increased 11.3% on a comparable basis and 10% on an actual basis, reflecting rapid development of ADSL broadband access. At December 31, 2004, the share of broadband in the overall Internet access activity recorded strong growth, reaching 45.9% for Europe at December 31, 2004, compared to 25.3% at year-end 2003.

Accelerated development of wireless services and broadband Internet largely offset the decline of conventional fixed line services in France and Poland.

Equant’s revenues declined 1.2% on a comparable basis (10.2% on an actual basis), while revenues from the “Other International” segment rose 6% on a comparable basis (declining 17% on an actual basis).

Analysis by segment

Orange: revenues increase 10.4% and operating income before depreciation and amortization 15.9% on a comparable basis

•	Orange adds 5.4 million new customers during the year on a comparable basis, including 2.4 million in fourth quarter 2004 (up 9% over fourth quarter 2003); accelerated growth in customer base outside France and the U.K. (26.9% increase on a comparable basis)

•	Strong 15.9% growth in operating income before depreciation and amortization on a comparable basis; efficient management of payroll costs and optimization of selling costs

•	Continued growth in ARPU in main markets, energized by expanding use of new non-voice services, sustained improvement in contract customer mix, despite lower call termination charges (notably in the U.K.)

•	Launch of 3G broadband offers in France and the U.K.

in millions of euros	Year ended December 31
	2004	2003	2003	04 / 03	04 /03
		on a comparable basis	actual	on a comparable basis	actual
		(unaudited)		(unaudited)
Revenues	19,667	17,809	17,941	10.4%	9.6%
Network revenues	18,090	16,325	16,394	10.8%	10.3%
Operating income before depreciation and amortization	7,515	6,484	6,578	15.9%	14.2%
Operating income before depreciation and amortization / Revenues	38.2%	36.4%	36.7%
Operating income	4,778	4,200	4,265	13.8%	12.0%
CAPEX	2,433	2,338	2,362	4.1%	3.0%
UMTS / GSM licenses	7
Operating income before depreciation and amortization - CAPEX	5,082	4,146	4,216	22.6%	20.5%

Orange recorded revenues of 19.7 billion euros for the year ended December 31, 2004, up 10.4% on a comparable basis (9.6% on an actual basis). This growth was due to a sustained increase in the customer base, which rose 11.1% on a comparable basis, including a 26.9% increase outside France and the United Kingdom, giving Orange a total of 54 million customers. Revenue growth also reflects a continued improvement in the contract customer mix in Orange’s main markets. Contract customers represent 60.6% of the total customer base in France, up from 57.9% at the end of December 2003, and 33.1% in the United Kingdom, compared with 32.7% at the end of December 2003. The share of non-voice revenues was up 26% on a comparable basis versus 2003. Non-voice services represented 14.6% of network revenues, compared with 12.8% a year earlier, on a comparable basis.

•	In France the customer base increased 4.5% compared to December 31, 2003 to 21.2 million customers, an increase of 912,000 customers, including 638,000 in fourth quarter 2004. Orange France ended the year with a market share of nearly 47.7%. ARPU was 393 euros, up 3.7% for 2004, supported by a robust increase in non-voice services (up 30.3% for full-year 2004). Non-voice services now represent 13.9% of network revenues. AUPU rose 10.8% to 175 minutes, reflecting the deployment of the new offers launched 2004, such as Orange World and Orange Intense.

•	In the United Kingdom, in an increasingly competitive market, Orange continued the execution of the action plan initiated in third quarter 2004. Growth in the customer base accelerated in the fourth quarter 2004 with 335,000 new customers, an increase of 20.5% over the fourth quarter 2003. The total customer base grew to 14.2 million customers, representing annual growth of 4.2% Non-voice services grew 15.4% and now represent 17.6% of network revenues on a comparable basis, compared with 15.9% in 2003. ARPU was £273, up 0.7% for 2004 despite the impact of a significant reduction in call termination charges as of September 1, 2004.

•	Revenues from the Orange Rest of World sub-segment showed strong growth in all markets, rising 23.6% on a comparable basis and 18.1% on an actual basis to 5.1 billion euros. This segment recorded a 26.9% increase in the customer base on a comparable basis, reaching 18.5 million customers at December 31, 2004. Growth was especially robust in Romania (48.9%), The Netherlands (28.3%) and Egypt (34.3%).

Operating income before depreciation and amortization for the Orange segment experienced robust growth of 15.9% on a comparable basis and 14.2% on an actual basis compared with 2003. The operating income before depreciation and amortization/revenues margin improved by 1.8 percentage points to 38.2% over one year on a comparable basis, reflecting improved operating profitability.

Operating income rose 13.8% on a comparable basis and 12% on an actual basis to 4.8 billion euros. For the first time in 2004 this includes amortization of the UMTS license and network in France and the United Kingdom.

The 4.1% increase in Investments in tangible and intangible assets excluding licenses (CAPEX) on a comparable basis (3% on an actual basis) to 2.4 billion euros, was mainly due to the launch of mobile broadband services in France, the United Kingdom and Romania.

The TOP indicator “Operating income before depreciation and amortization less CAPEX” recorded a robust 22.6% increase on a comparable basis to 5.1 billion euros (up 20.5% on an actual basis).

Wanadoo: 9.9% increase in revenues on a comparable basis

•	Rapid growth in number of broadband subscribers in Europe. Launch of Livebox gains 260,000 customers in Europe

•	Revenues from Directories business up 7.3%

in millions of euros	Year ended December 31
	2004	2003	2003	04 / 03	04 /03
		on a comparable basis	actual	on a comparable basis	actual
		(unaudited)		(unaudited)
Revenues	2,854	2,597	2,617	9.9%	9.1%

Operating income before depreciation and amortization	327	346	347	(5.5%)	(5.9%)
Operating income before depreciation and amortization / Revenues	11.5%	13.3%	13.3%
Operating income	257	277	250	(7.1%)	2.8%
CAPEX	127	58	76	120.9%	67.4%

Operating income before depreciation and amortization - CAPEX	200	288	271	(30.7%)	(26.4%)

Note: Wanadoo France and Wanadoo S.A. were merged with France Telecom S.A. on September 1, 2004 following the acquisition of Wanadoo’s minority interests.

Wanadoo’s revenues were 2.9 billion euros, an increase of 9.9% on a comparable basis (9.1% on an actual basis), due primarily to sustained growth in the number of broadband customers.

Revenues from the “Access, portals and e-Merchant” business rose 11.3% on a comparable basis and 10% on an actual basis, due primarily to Internet access services, with a rapid increase in the number of broadband customers. The broadband customer base increased from 2.45 million customers at December 31, 2003 to 4.37 million at December 31, 2004, representing 46% of Wanadoo’s European customer base at the end of 2004. Outside France, Wanadoo’s share of the ADSL market in other European countries where it operates (UK, Spain and the Netherlands) stood at nearly 15% at December 31, 2004, underlining the success of its European strategy. Wanadoo’s total Internet access customer base (broadband and dial-up) was 9.46 million customers at December 31, 2004, representing annual growth of 3.5%.

In France Wanadoo had 2.97 million broadband subscribers at December 31, 2004, an increase of 63.5%. Wanadoo obtained 41.6% of its new broadband customers in the fourth quarter of 2004, compared with 40.5% in third quarter 2004.

Revenues from the Directories business increased 7.3% to 984 million euros on an actual basis and on a comparable basis. This growth reflects an expanded range of advertising offers for printed directories and online services.

Operating income before depreciation and amortization declined 5.5% on a comparable basis and 5.9% on an actual basis.

Operating income declined 7.1% on a comparable basis to 257 million euros (an increase of 2.8% on an actual basis), reflecting lower operating income before depreciation and amortization and a 1.3% increase in amortization of tangible and intangible assets.

The TOP indicator “Operating income before depreciation and amortization less CAPEX” declined 30.7% on a comparable basis to 200 million euros, compared with 288 billion euros in 2003. The decline was 26.4% on an actual basis.

Fixed Line, Distribution, Networks, Large Customers and Carriers: accelerated growth in broadband offsets decline in fixed line telephony in France

•	Decline in revenues limited to 0.3% in 2004 compared with 2.4% in 2003 (on a comparable basis) thanks to rapid development of ADSL

•	Revenues from Network and Carrier Services jump 17.1% on a comparable basis

•	Operating income rises 16.1% on a comparable basis (22.6% on an actual basis)

in millions of euros	Year ended December 31
	2004	2003	2003	04 / 03	04 /03
		on a comparable basis	actual	on a comparable basis	actual
		(unaudited)		(unaudited)
Revenues	21,681	21,749	21,761	(0.3%)	(0.4%)

Operating income before depreciation and amortization	7,956	7,634	7,590	4.2%	4.8%
Operating income before depreciation and amortization / Revenues	36.7%	35.1%	34.9%
Operating income	4,986	4,293	4,066	16.1%	22.6%
CAPEX	1,439	1,353	1,356	6.3%	6.2%

Operating income before depreciation and amortization - CAPEX	6,517	6,281	6,235	3.7%	4.5%

Revenues for the Fixed Line, Distribution, Networks, Large Customers and Carriers segment were 21.7 billion euros at December 31, 2004, a limited year-on-year decline of 0.3% on a comparable basis (0.4% on an actual basis). This marks a notable improvement over 2003 when the decline was 2.4% on a comparable basis. This trend reflects the fast-paced development of ADSL and unbundling of telephone lines for broadband service. At December 31, 2004, there was a total of 6.3 million ADSL access lines and unbundled lines, compared with 3.3 million at December 31, 2003, representing an increase of 89% in one year.

Telephone traffic (switched voice) decreased 8.8% in volume, reflecting both a loss of market share and a 4.2% contraction in the overall market as measured by interconnection. France Telecom’s share of local traffic was 71.3% in December 2004, compared with 75.8% in December 2003, a decline of 4.5 percentage points in one year. In the long distance market, France Telecom’s market share was 59.6% in December 2004, compared with 61.8% in December 2003, a decline of 2.2% in one year.

Revenues from Consumer Services declined 3.7% on a comparable basis and 3.9% on an actual basis, reflecting a decrease in telephone traffic and lower prices (the unlisted number option became free as of August 6, 2003 and the average charge for fixed-to-cellphone calls was reduced). Flat rate call time packages and discount rate plans nevertheless continued to experience rapid growth, totaling 10.6 million customers at December 31, 2004, an increase of 17.2% over December 31, 2003. The share of contract customers increased from 35.7% at December 31, 2003 to 41.9% at December 31, 2004.

Revenues from Business Services recorded a 4.7% overall decline on a comparable basis (declining 4.5% on an actual basis), due to a decrease in revenues from conventional telephony services. Revenues from conventional business network services declined 9.5% (on both a comparable basis and on an actual basis), reflecting a decline in traffic, lower prices, as well as volume discounts for businesses. Revenues from corporate networks declined 0.9% on a comparable basis (0.7% on an actual basis). The development of managed data network services (especially IP-VPN services), the rapid development of outsourcing services and the launch of new services such as Business Everywhere almost totally offset the decline in conventional data transmission services (leased lines and X25 packet switching).

Revenues from Carrier Services recorded 17.1% growth on a comparable basis (17% on an actual basis) due to the very strong increase in unbundling of telephone lines for broadband and sustained growth in wholesale ADSL access sales. Revenues from international carrier services also contributed to this increase, rising 15.4% on a comparable basis and 14.5% on an actual basis.

Operating income before depreciation and amortization for this segment increased 4.2% in 2004 on a comparable basis (4.8% on an actual basis) to 8 billion euros. In relation to revenues, operating income before depreciation and amortization represented a margin of 36.7% (up 1.6% for the year on a comparable basis). This improvement was due to lower external expenses: lower personnel costs reflecting a 5.4% reduction in headcount and lower purchases and fees paid to other operators (due in particular to lower call termination costs for fixed-to-mobile calls).

Operating income increased 16.1% on a comparable basis compared with December 31, 2003 to 5 billion euros (up 22.6% on an actual basis).

The TOP Indicator “Operating income before depreciation and amortization less CAPEX” improved 3.7% in 2004 on a comparable basis (4.5% on an actual basis) to 6.5 billion euros (6.3 billion euros in 2003).

Equant: revenues decline 1.2% on a comparable basis

in millions of euros	Year ended December 31
	2004	2003	2003	04 / 03	04 /03
		on a comparable basis	actual	on a comparable basis	actual
		(unaudited)		(unaudited)
Revenues	2,346	2,374	2,612	(1.3%)	(10.2%)
Operating income before depreciation and amortization	107	222	259	(51.9%)	(58.8%)
Operating income before depreciation and amortization / Revenues	4.5%	9.3%	9.9%
Operating income	(274)	(167)	(168)	64.3%	62.6%
CAPEX	189	226	248	(16.1%)	(23.7%)
Operating income before depreciation and amortization - CAPEX	(82)	(4)	11

Equant’s revenues were 2.3 billion euros, a decline of 1.2% on a comparable basis compared to December 31, 2003. The 10.2% decline in Equant’s revenues on an actual basis is due to the direct negative impact of the significant change in the euro/dollar exchange rate.

Based on figures published by Equant, revenues totaled $2.9 billion in 2004. Revenues from network services declined 6.5% to $1.5 billion due to lower prices and customer migrations to lower-priced IP solutions. This decrease was more than offset by the 24.6% increase in integration services ($594 million) and the 19.4% increase in revenues from other services ($268 million). The development of these activities reflects the strengthening of Equant’s portfolio of global integrated solutions for multinational businesses. Revenues from the SITA contract declined 14.2% to $550 million.

Operating income before depreciation and amortization decreased 51.9% on a comparable basis (58.8% on an actual basis), reflecting costs related to the shift in the mix of Equant’s business activities and, to a lesser extent, the overall decline in revenues.

Investments in tangible and intangible assets (CAPEX) decreased significantly compared to the year ended December 31, 2003 (down 16.1% on a comparable basis and 23.7% on an actual basis), reflecting reduced network operations.

The TOP indicator “Operating income before depreciation and amortization less CAPEX” decreased to (82) million euros at December 31, 2004, compared to (4) million euros at December 31, 2003 on a comparable basis (11 million euros on an actual basis).

TP Group

•	Revenues increased 1.6% on a comparable basis (down 1.4% on an actual basis)

•	Sustained growth in wireless business: revenues up 25.2% on a comparable basis; customer base increases 30.5% against the backdrop of increased competition

•	Robust growth in ADSL broadband Internet

in millions of euros	Year ended December 31
	2004	2003	2003	04 / 03	04 / 03
		on a comparable basis	actual	on a comparable basis	actual
		(unaudited)		(unaudited)
Revenues	4,106	4,041	4,164	1.6%	(1.4%)
Operating income before depreciation and amortization	1,845	1,808	1,859	2.0%	(0.8%)
Operating income before depreciation and amortization / Revenues	44.9%	44.7%	44.7%
Operating income	872	868	890	0.5%	(2.0%)
CAPEX	717	858	884	(16.4%)	(18.8%)
Operating income before depreciation and amortization - CAPEX	1,128	950	975	18.7%	15.5%

TP Group revenues were 4.1 billion euros in 2004, an increase of 1.6% on a comparable basis and a decline of 1.4% on an actual basis due to the adverse movement in the zloty/euro exchange rate.

Wireless services subsidiary PTK Centertel continued to record sustained revenue growth in 2004 with 1.2 billion euros in revenues, an increase of 25.2% on a comparable basis (21.6% on an actual basis). The customer base increased 30.5% to 7.44 million customers at December 31, 2004 (compared to 5.7 million at the end of 2003). The share of contract customers was 43.5% at December 31, 2004, with nearly 710,000 new contract customers recruited during the year.

Fixed line services recorded a 5.6% drop in revenues on a comparable basis (declining 8.3% on an actual basis), due in particular to loss of market share in the switched voice segment and cuts in prices for telephone calls. The unfavorable impact of these factors was partially offset by the 11.6% overall increase in data services (Internet access, leased lines and data transmission services). The number of broadband access lines totaled 684,000 at December 31, 2004, compared with 240,000 at the end of 2003.

Operating income before depreciation and amortization improved 2% on a comparable basis, declining 0.8% on an actual basis.

Operating income improved slightly to 872 million euros, an increase of 0.5% on a comparable basis (a decline of 2% on an actual basis).

Investments in tangible and intangible assets (CAPEX) declined significantly to 717 million euros (down 16.4% on a comparable basis), reflecting the impact of substantial investments made during the previous year, particularly in the wireless network.

The TOP indicator “Operating income before depreciation and amortization less CAPEX” improved significantly to 1.1 billion euros in 2004, an increase of 18.7% on a comparable basis and 15.5% on an actual basis.

Other international operations

in millions of euros	Year ended December 31
	2004	2003	2003	04 / 03	04 /03
		on a comparable basis	actual	on a comparable basis	actual
		(unaudited)		(unaudited)
Revenues	1,346	1,270	1,621	6.0%	-17.0%
Operating income before depreciation and amortization	448	444	608	1.0%	-26.3%
Operating income before depreciation and amortization / Revenues	33.3%	35.0%	37.5%
Operating income	234	228	314	2.6%	-25.7%
CAPEX	223	160	183	38.9%	21.7%
Operating income before depreciation and amortization - CAPEX	225	284	425	-20.5%	-46.9%

Revenues from the “Other International” segment grew 6% on a comparable basis but declined 17% on an actual basis due to significant changes in exchange rates and changes in the scope of consolidation, including the sale of CTE Salvador.

Growth in this segment derived mainly from wireless services in Mali, Senegal and Jordan. Revenues from Uni2 in Spain declined 8.8% due to a decline in wholesale telephone traffic sales, which was partially offset by direct sales to customers.

The TOP indicator “Operating income before depreciation and amortization less CAPEX” decreased 20.5% on a comparable basis and 46.9% on an actual basis.

Appendix 1: Customer base at December 31, 2004

	Customers (in millions)	Countries
Wireless Communications	63.3 including 54 million for Orange	19
Fixed Line Telephony*	49.7	8
Internet Access (active customers)	11.1	8
Cable networks	0.9	1

*	Including 95,000 totally unbundled telephone lines in France.

The France Telecom Group had a total of 125 million customers worldwide at December 31, 2004, compared to 116.4 million at December 31, 2003 on a comparable basis (117.1 million on an actual basis). This represents an additional 8.6 million customers in 2004 (up 7.4%), outpacing annual growth on a comparable basis recorded in 2003 (7.7 million additional customers, or 7%).

The change on a comparable basis is due mainly to the development of wireless services, which added 7.7 million customers (up 13.9%) in 2004 following an annual increase of 6.4 million customers on a comparable basis in 2003 in relation to the previous year (up 12.9%).

The share of broadband in total Internet access increased significantly to 45.9% for Europe at December 31, 2004, compared with 25.2% at the end of 2003.

Fixed line telephony added 469,000 customers for the year, mainly in Spain and Poland.

Appendix 2: Income statement and simplified cash-flow figures

	Year ended December 31
Millions of euros	2004	2003	2002
Revenues	47,157	46,121	46,630
Cost of goods and serives purchased	(17,138)	(17,223)	(18,558)
Sales and administration expenditure	(11,195)	(11,117)	(12,579)
R&D expenditure	(563)	(478)	(576)

Operating income before depreciation and amortization and before amortization of acturial adjustment in the early retirement plan	18,261	17,303	14,917

Depreciation and amortization (excluding goodwill)	(7,437)	(7,538)	(7,910)
Amortization of acturial adjustments in the early retirement plan		(211)	(199)

Operating income	10,824	9,554	6,808

Interest expenses, net (excluding TDIRA)	(3,089)	(3,688)	(4,041)
TDIRA interest expense	(308)	(277)	—
Foreign exchange gain/(loss), net	180	(25)	136
Discounting of early retirement plan	(148)	(199)	(216)

Current income from integrated companies	7,459	5,365	2,687

Other non operting income/(expense), net	113	(1,119)	(12,849)
Income tax	(1,998)	2,591	(2,499)
Employee profit-sharing	(269)	(127)	(148)

Net income (loss) from integrated companies	5,305	6,710	(12,809)

Equity in net income of affiliates	4	(168)	(367)
Goodwill amortization	(1,788)	(1,677)	(2,352)
Exceptional goodwill amortization	(519)	(1,137)	(5,378)

Net income (loss) of the consolidated group	3,002	3,728	(20,906)

Minority interests	(218)	(522)	170

Net income (loss)	2,784	3,206	(20,736)

(in millions of euros)	Year ended December 31
	2004		2003 actual
Net cash-flow generated by activity	12,818		11,322
Net cash-flow allocated to investment	(5,564	)(1)	(3,737)

Free cash-flow	7,254		7,585

Change in value of short-term marketable securities (SICAV)(2)	(1,601)		1,833

Free cash-flow excluding change in value of short-term marketable securities (SICAV)	5,653		9,418

Disposals of financial investments	(2,716)		(3,046)

Free cash-flow excluding disposals	2,937		6,372

Purchase Wanadoo and Orange minority interests	2,842		161

Cash-flow excluding asset disposals and excluding purchase of minority interests in Wanadoo and Orange	5,779		6,533

Payment of Equantš Contingency Value Rights	2,015

Organic cash-flow: excluding asset disposals and excluding purchase of minority interests in Wanadoo and Orange and before payment of Equantš Contingency Value Rights	7,794		6,533

(1)	In 2004, investment operations included in particular 2,015 million euros in payment of Equant’s Contingent Value Rights (CVRs) and 2,842 million euros for the purchase of the minority interests in Wanadoo and Orange.

(2)	The purchase of SICAV short-term marketable securities is considered, from an accountancy perspective, as cash-flow allocated to investment operations. To calculate the amount of free cash-flow, these short-term marketable securities are nonetheless considered to be liquidity and included in the total.

Appendix 3: Operating indicators for the Orange segment

	Full year ended 31 December
	2004	2003	2003
	(unaudited)	on a comparable basis (unaudited)	Reported (unaudited)

France
Customers (in thousands) (period end)	21,241	20,329	20,329
Contract	12,876	11,763	11,763
Prepay	8,365	8,566	8,566
Recurring network revenues (million Euros)	8,063	7,371	7,371
Equipment and other revenues (million Euros)	538	559	612
Total revenues (million Euros)	8,601	7,930	7,983
of which Data revenues (million Euros)	1,120	859	859
Annual average revenue per user (Euros)	393	379	379
Contract	546	546	546
Prepay	169	160	160
Monthly average usage per user (minutes)	175	158	158
Contract	258	240	240
Prepay	52	49	49
Churn (%)	18.9%	18.3%	18.3%
Contract	10.5%	11.5%	11.5%
Prepay	31.3%	27.2%	27.2%
Commercial costs
Subscribers acquisition costs (million Euros)	582	492	492
Subscribers retention costs (million Euros)	385	436	383
Operating income before depreciation and amortisation (million Euros)	3,923	3,396	3,450
Capex (million Euros)	1,046	851	851

UK
Customers (in thousands) (period end)	14,221	13,649	13,649
Contract	4,707	4,457	4,457
Prepay	9,514	9,192	9,192
Recurring network revenues (million Euros)	5,550	5,323	5,221
Equipment and other revenues (million Euros)	587	609	598
Total revenues (millions Euros)	6,137	5,932	5,819
of which Data revenues (million Euros)	975	845	829
Annual average revenue per user (£)	273	271	271
Contract	577	569	569
Prepay	122	128	128
Monthly average usage per user (minutes)	146	146	146
Contract	334	330	330
Prepay	54	58	58
Churn (%)	25.4%	22.6%	22.6%
Contract (including migrations since January 2000)	23.9%	23.5%	23.5%
Prepay (including migrations since January 2000)	30.5%	26.5%	26.5%
Commercial costs
Subscribers acquisition costs (million Euros)	623	495	485
Subscribers retention costs (million Euros)	435	311	305
Operating income before depreciation and amortisation (million Euros)	1,993	2,012	1,972
Capex (million Euros)	573	769	754

Orange Segment: Rest of World Operating data to 31 December 2004

	Full year ended 31 December
	2004	2003	2003
		on a comparable basis	Reported
	(unaudited)	(unaudited)	(unaudited)
The Nertherlands - Orange Netherlands
Customers (in thousands) (period end)	1,701	1,326	1,326
Total revenues (million Euros)	592	465	465
Network revenues (million Euros)	535	442	442
Operating income before depreciation and amortisation (million Euros)	100	35	35
Capex (million Euros)	60	68	68
Annual rolling ARPU (Euros)	348		402

Slovakia - Orange Slovensko
Customers (in thousands) (period end)	2,361	2,065	2,065
Total revenues (million Euros)	480	406	392
Network revenues (million Euros)	458	383	370
Operating income before depreciation and amortisation (million Euros)	216	173	167
Capex (million Euros)	65	86	83
Annual rolling ARPU (Euros)	209		198

Romania - Orange Romania
Customers (in thousands) (period end)	4,938	3,317	3,317
Total revenues (million Euros)	624	424	467
Network revenues (million Euros)	594	406	446
Operating income before depreciation and amortisation (million Euros)	335	216	238
Capex (million Euros)	145	101	111
Annual rolling ARPU (Euros)	148		169

Belgium - Mobistar
Customers (in thousands) (period end)	2,846	2,615	2,615
Total revenues (million Euros)	1,344	1167	1,167
Network revenues (million Euros)	1,183	1012	1,012
Operating income before depreciation and amortisation (million Euros)	564	435	435
Capex (million Euros)	174	136	136
Annual rolling ARPU (Euros)	440		416

Switzerland - Orange Communications
Customers (in thousands) (period end)	1,137	1,085	1,085
Total revenues (million Euros)	834	763	775
Network revenues (million Euros)	761	713	724
Operating income before depreciation and amortisation (million Euros)	256	197	200
Capex (million Euros)	146	142	144
Annual rolling ARPU (Euros)	683		712

Egypt - MobiNil (at 71.25%)
Customers (in thousands) (period end)	2,861	2,131	2,131
Total revenues (million Euros)	430	318	372
Network revenues (million Euros)	397	303	355
Operating income before depreciation and amortisation (million Euros)	201	165	193
Capex (million Euros)	63	51	59
Annual rolling ARPU (Euros)	167		194

Other Rest of World (incl. Denmark for 2003 Reported)
Customers (in thousands) (period end)	2,659	2,046	2,622
Total revenues (million Euros)	792	582	677
Network revenues (million Euros)	711	498	579
Operating income before depreciation and amortisation (million Euros)	300	179	211
Capex (million Euros)	162	135	156

Total Rest of World
Customers (in thousands) (period end)	18,503	14,585	15,161
Total revenues (million Euros)	5,096	4125	4,315
Network revenues (million Euros)	4,639	3757	3,928
Operating income before depreciation and amortisation (million Euros)	1,972	1400	1,479
Capex (million Euros)	815	719	757

Appendix 4 – Key figures for Wanadoo segment

(thousands)	end 2004	end 2003	% change
Total Wanadoo customers	9,464	9,144	3.5%
including broadband	4,371	2,452	78.3%
Wanadoo customers in France	5,038	4,520	11.5%
including broadband	2,969	1,816	63.5%

Appendix 5 – Key figures for Fixed-Line, Distribution, Large customers, Operators and Networks segment

	end 2004	end 2003	% change
Telephone lines in France (millions)	33.8	33.9	-0.2%
including totally unbundled lines
Subscriptions with call allowances and other call plans (millions)	10.6	9.0	17.2%
% of total client base (share of contract clients)	41.9%	35.7%
Broadband ADSL accesses and unbundled lines in France (thousands)	6,293	3,334	88.8%
ADSL accesses in France (thousands)	4,702	3,058	53.8%
including Wanadoo ADSL accesses	2,896	1,738	66.6%
other ADSL accesses	1,806	1,320	36.8%
Unbundled lines in France (thousands)	1,591	276	476%
including partially unbundled lines	1,496	272	450%
totally unbundled lines	95	4	n.s.

Appendix 6 – Key figures for TP Group segment

(thousands)	end 2004	end 2003	% change
Wireless communication customers	7,440	5,702	30.5%
share of contract (%)	43.5%	44.2%
PTK Centertel’s share of wireless market	31.5%	32.8%
Fixed-line telephony customers	11,362	11,127	2.1%
Broadband Internet customers	684	240	185%

Appendix 7 – Definition of principal financial terms

ARPU – Orange: annual average revenue per user (ARPU) is calculated by dividing network revenues (outgoing traffic, incoming traffic, connection fees, visitor roaming and value added services) for the previous 12 months by the weighted average number of customers during the same period. The weighted average number of customers during a period is the average of the monthly average number of customers for the period. The monthly average customer base is calculated as the sum of the number of customers at the opening and closing of the month divided by two. ARPU is expressed on revenue per customer per year basis. Orange France does not currently receive revenues from other French wireless network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, ARPUs for France and the U.K. are not directly comparable.

AUPU – Orange: average usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outbound calls, inbound calls and roaming) by the weighted average number of Orange subscribers for the same period. AUPU is expressed in minutes on a monthly basis per customer.

CAPEX: investments in tangible and intangible assets, excluding GSM and UMTS licenses and investments financed through capital leases.

Figures on a comparable basis: figures at a constant exchange rate are presented for the preceding period on a comparable basis. The presentation consists in retaining the results for the current period and restating the results for the corresponding period of the previous year, in order to reflect the same scope of consolidation over comparable periods while eliminating effects of exchange rates. The effect of exchange rate fluctuations is cancelled by applying to the previous period the average exchange rates used for the income statement for the current period.

Free cash flow: free cash flow (net cash flow provided by operating activities, less net cash flow used in investing activities) excluding asset disposals and including investment of cash received from the capital increase in short-term marketable securities (SICAV de trésorerie), which are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount.

Market share – for fixed line telephony in France: calculated based on traffic on the network or interconnected to the network of France Telecom.

Net financial debt: Gross borrowings net of cash, cash equivalents and marketable securities.

OPEX:. Operating expenses before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan.

Operating income before depreciation and amortization: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan.

Orange network revenues: Orange network revenues include revenues (voice, data and text messaging) resulting from the use of the wireless network and include traffic from Orange subscribers and traffic generated by visitors. They represent the most relevant recurring revenue of the wireless activity and are directly correlative to performance indicators.

Orange subscriber acquisition costs: the sum of the expenses for the acquisition of handsets sold recorded in “cost of services and products sold”, and commissions paid to distributors, recorded in “selling, general and administrative expenses” from which are deducted revenues received from the sale of handsets, per new customer.

Orange subscriber retention costs: the sum of the expenses for the acquisition of handsets sold recorded in “cost of services and products sold”, and commissions paid to distributors, recorded in “selling, general and administrative expenses” from which are deducted revenues received from the sale of handsets, per customer who renews his or her contract with Orange.

Organic cash flow: cash flow excluding disposals of minority interests and excluding purchase of minority interests in Wanadoo and Orange, and before payment of Equant’s Contingent Value Certificates.

Research and development expenses of the Group: research and development costs excluding depreciation and amortization, plus investments in tangible and intangible assets related to research and development.

Selling Costs: external expenditures related to purchases of terminals, to distribution commissions and to advertising expenses.

Share of contract customers: the number of customers with subscriptions to service packages and rate plans as a percentage of the total customer base of the Consumer services component.

This press release contains forward-looking statements about France Telecom, in particular in the sections “2005 objectives” and “2006-2007 objectives”. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the TOP LINE and TOP programs, France Telecom’s other strategic initiatives (based on the integrated operator business model) as well as financial and operating initiatives, changes in the competitive environment and in the telecom market regulatory factors, and risks and uncertainties attendant upon exchange rate fluctuations, technological trends, business activity and international operations. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the documents submitted to the AMF and to the U.S. Securities and Exchange Commission and in particular the Document de Référence submitted on March 9, 2004 and the annual report filed on Form 20-F on April 16, 2004. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 10, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information